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                          BLUEFIRE ETHANOL FUELS, INC.
                                    31 MUSICK
                            IRVINE, CALIFORNIA 92618


February 26, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:               Bluefire Ethanol Fuels, Inc.
                  Form 10-SB
                  Filed on December 13, 2006

File No. 0-52361

Ladies and Gentlemen:

Bluefire Ethanol Fuels, Inc., Nevada corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated January 10, 2007



ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

BUSINESS OF ISSUER
------------------

1. Provide prominent disclosure regarding your current operations, including a description of any plants you plan on building, owning, or operating, their location and the current stage of development and operations of your company and its business plan.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO INCLUDE AN ENHANCED DESCRIPTION OF THE BUSINESS.

2. Please file the Arkenol license agreement and the ARK agreement as exhibits pursuant to Item 601(b)(10) of Regulation SB.

WE HAVE NOTED YOUR COMMENTS, HOWEVER THE ARKENOL LICENSE AGREEMENT (EXHIBIT 10.3: LICENSE AGREEMENT ) AND THE ARK AGREEMENT (EXHIBIT 10.4: ASSET TRANSFER AND ACQUISITION AGREEMENT ) WERE FILED AS EXHIBITS TO THE COMPANY'S FORM 10-SB DATED DECEMBER 13, 2006.

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3. Disclose the future consideration due under the ARK agreement. Describe the ethanol project opportunities and the plant related rights you received under the ARK agreement, including the location of the plants.

WE HAVE NOTED YOUR COMMENTS AND ENHANCED THE DISCLOSURE, INCLUDING THE LOCATION OF THE PROSPECTIVE PLANTS.

4. Describe in more detail your research and development activities at the pilot plants. Disclose who owns and operates the pilot plants. Describe your "coordination" with JGC Corp. and summarize and file any agreements you have with them. Describe the patent protections and the product markets researched. Discuss in mere detail the plants in the early stages of development, including who owns and operates them and your operational plans at them.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO INCLUDE AN ENHANCED DESCRIPTION OF THE RESEARCH AND DEVELOPMENT ACTIVITIES.

5. Provide us with supplemental support for the statement "the Company is positioned to become a leader in the development, ownership and operation of cellulose to ethanol biorefineries". We note that you have not begun construction on any biorefineries at this point.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO DELETE THIS STATEMENT.

ARKENOL TECHNOLOGY, PAGE 3
--------------------------

6. The disclosure in this section assumes that the reader has a good understanding of your industry and the related terminology. In many instances, the disclosure uses terms that are specific to your industry for which no definition is provided. Please review this section and revise with a view towards clearly explaining your business and the related industry terms to a reader who is not familiar with your industry. This comment also applies to your reference to wet and dry milling at page 5. Make clear how your intended process compares to the processes that are already in common use by others.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO USE A PLAIN ENGLISH INTERPRETATION OF TECHNICAL OR INDUSTRY TERMS.

COMPETITION, PAGE 5.
--------------------

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7. Explain how you intend to compete against larger businesses that are already well-established and well-financed.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO INCLUDE THIS
DISCUSSION.

INDUSTRY OVERVIEW, PAGE 6.
--------------------------

8. Provide the basis for the statement -"We believe there are no economically feasible substitutes for MTBE other than ethanol.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO DELETE THIS STATEMENT.

CELLULOSE TO ETHANOL PRODUCTION, PAGE 7.
----------------------------------------

9. Please provide support from independent sources supporting each of the class that you list as "advantages" of bionmass-to-ethanol over corn-based production. If you have no support for these claims, you should not include them in your document For example, support your claim that "biomass is more energy efficient than its gas component counterpart (page 8).

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO DELETE THESE
STATEMENTS.

Sources and availability of raw materials and the names of principal suppliers, page 8.

10. Disclose, in detail any arrangement, agreement or understanding between the Company and any North American landfill, and file all material contracts as exhibits.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO DELETE THESE
STATEMENTS.

EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS, PAGE 9.
--------------------------------------------------------------------------------

11. Update in your disclosure in the amended Form 10-SB to discuss the status of the "short list" you mention on page 10, the construction you mention at page 12, and your plans to hire a Chief Financial Officer at page 12. Also, explain the reference in the second paragraph at page 12 to future sales of "their" common stock.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO DELETE THE STATEMENTS DISCUSSING THEIR "SHORT LIST", A PROSPECTIVE CHIEF FINANCIAL OFFICER AND ANY COMMON STOCK WHILE EXPANDING OUR DISCLOSURE ON THE CONSTRUCTION AND PLAN OF OPERATIONS.

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RISK FACTORS, PAGE 12.
----------------------

12. Revise this section to discuss the risks more directly. For example, at page 14 in the factor `because we are smaller and currently have fewer financial resources" you talk about your "competitive position" and your supposed advantages due to your location and cheaper materials. But these advantages do not belong in the Risk Factor section. Each risk factor should state the risk without discussing positive factors.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO DELETE THE RISK FACTOR REFERENCED AND REVISE OUR OTHER RISK FACTORS TO BE MORE COMPANY SPECIFIC.


DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, PAGE 19.
--------------------------------------------------

13. Revise the descriptions of your officers and consultants to make clear when they worked at other companies you mention. For example, if Mr. Klann still has ties to ARK Energy and Arkenol, please disclose this. For Mr. Larsen, you should also name the more recent employers.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO PROVIDE GREATER DEPTH OF INFORMATION.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 22.
--------------------------------------------------------

14. You disclose that the companies ARK Energy and Arkenol are "separate and apart from the Company." In each case, discuss any common stockholders, officers and directors. Also, explain who decided that your opportunities are worth $16,000,000, as disclosed on page 12. We may have additional comments.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO EXPAND THE DISCUSSION.

15. If applicable, please provide updated financial statements and related disclosures as required by Item 310(g) of Regulation SB.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO INCLUDE THE UNAUDITED FINANCIAL STATEMENTS FOR DECEMBER 31, 2006 IN COMPLIANCE WITH ITEM 310(g)(2)(ii).

16. Please expand your discussion to more clearly explain your plan of operation for the 12 month period following your balance sheet date, including, reasonably detailed explanation or your expected cash inflows and outflows, with focus on commitments trends, and uncertainties. For example, we read on page 12 that you


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anticipate beginning construction of a plant within the next six months, and we note your reference on page 8 to the first scheduled plant in Southern California, yet it is not clear now far along you are in this processes as of the date of your filing. Please better explain the expected timing of any milestones in your building plan and any potential difficulties that might postpone your plan or prevent the plant from being built altogether. See Item 303(a) of Regulation S-B and FRC 607.02.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO EXPAND OUR DISCUSSION.

17. Please also provide appropriate risk fact disclosure discussing your ability to reach these milestones and their potential difficulties.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO INCLUDE A RISK FACTOR DISCUSSING THE RISK FACTOR REGARDING THE MILESTONES.

Report of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------

18. It is unclear to us why your auditors' report does not include a conformed signature, the date, and the city and state of issuance as required by Rule 2.02(a) of Regulation S-X. Please revise.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO INCLUDE THE REQUIREMENTS OF RULE 2.02(A) OF REGULATION S-X .

The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours truly,


By:      /s/ Arnold Klann
         --------------------
         Arnold Klann
         CEO and Director




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